September 16, 2025

Karen G. Krasney, Esq.
Executive Vice President and General Counsel
Capricor Therapeutics, Inc.
10865 Road to the Cure, Suite 150
San Diego, CA 92121

       Re: Capricor Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed September 10, 2025
           File No. 333-290179
Dear Karen G. Krasney Esq.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Rob Carlson, Esq.